1100 CommScope Place SE P.O. Box 1729 Hickory, North Carolina 28603 T: +1 800 982 1708
January 19, 2018	F: +1 828 324 2200

Via EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CommScope Holding Company, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 22, 2017
File No. 1-36146

Dear Ms. Blye:

On behalf of CommScope Holding Company, Inc. (the “Company”), I hereby submit the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 20, 2017 (the “Comment Letter”).

For the convenience of the Staff, the Staff’s comment is reproduced below and is followed by the Company’s response.

General

1.	You told us in your letter dated March 19, 2014 that you had sold certain products for re-export into Sudan. Sudan is designated by the State Department as a state sponsor of terrorism and is subject to U.S. export controls. Your Form 10-K does not include disclosure about contacts with Sudan. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan, if any, whether through subsidiaries or other direct or indirect arrangements, since your referenced letter. You should describe any products, technology or services you have provided to Sudan, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Sudan or entities it controls.

Response:

The Company does not have, and has never had, any agreements, arrangements, or other contacts with the government of, or entities controlled by the government of, Sudan.

The Company takes seriously its obligations to comply with applicable U.S. export controls and sanctions laws, and has implemented and continues to maintain internal policies designed to ensure compliance with applicable U.S. laws and regulations, including the sanctions programs administered by the U.S. Treasury Department’s Office of Foreign Assets Control and export controls administered by the U.S. Department of Commerce’s Bureau of Industry and Security. Further, the Company requires all of its foreign majority-owned affiliates to comply with U.S. sanctions and export control laws, even when they are not directly applicable to those foreign affiliates.

Cecilia Blye

US Securities and Exchange Commission

January 19, 2018

Since our letter to the Staff dated March 19, 2014, the Company has continued to actively employ policies, procedures, and systems for ensuring compliance with U.S. laws and regulations regarding export controls and economic sanctions, including a prohibition on sales of products to Sudan (and other sanctioned countries) and screening of each potential transaction against various lists maintained by the U.S. Government of individuals and entities who are prohibited from receiving U.S.-origin products, software, technologies, services, or financial support. In addition, the Company continues to maintain and regularly update policies and procedures for conducting its business in compliance with applicable U.S. government laws and regulations regarding, among other things, export controls and economic sanctions and, as necessary, to implement new policies and procedures to ensure compliance with such laws and regulations.

Sales for end use by the United Nations in Sudan

The Company’s review of global sales data and other compliance-related records maintained by the Company covering the period from January 1, 2014 through January 18, 2018 identified several transactions relating to Sudan, all of which were permitted under U.S. law.

In May 2014, the United Nations Mission in Sudan directly downloaded a license key for certain software provided by the Company. The Company routinely provides this license key to customers free of charge for evaluation purposes and for small projects. In accordance with this practice, the Company provided the key to the United Nations Mission free of charge. This transaction was permitted pursuant to a General License under section 538.531 of the Sudanese Sanctions regulations. In addition, we specifically confirmed that: (1) the transactions would not implicate any persons listed on U.S. restricted parties lists, including the U.S. Treasury Department’s List of Specially Designated Nationals and the U.S. Commerce Department’s Denied Persons List and Entity List; (2) the United Nations was the end user of the software; (3) the software would remain under United Nations control; and (4) the software would not be re-sold or re-transferred to any other parties in Sudan or re-exported to any other parties outside Sudan. The Company reviewed this transaction at the time in accordance with its compliance policies to ensure the sale did not contravene U.S. law.

In August 2015, CommScope Technologies UK, a subsidiary of the Company based in the United Kingdom, sold certain products valued at €9,893 to Aviat Networks (S) Pte. Ltd., which possessed a valid export license issued by the U.S. Department of Commerce Bureau of Industry and Security at the time of such sale, for reexport to the United Nations Mission in Sudan. The Company reviewed this transaction at the time in accordance with its compliance policies to ensure the sale did not contravene U.S. law.

In addition, in September 2015, CommScope Technologies UK sold certain products valued at €1,338 to Aviat Networks (S) Pte. Ltd., which possessed a valid export license issued by the U.S. Department of Commerce Bureau of Industry and Security at the time of such sale, for reexport to the United Nations Mission in Sudan. The Company reviewed this transaction at the time in accordance with its compliance policies to ensure the sale did not contravene U.S. law.

Cecilia Blye

US Securities and Exchange Commission

January 19, 2018

In November 2015, Andrew GmbH, one of the Company’s German subsidiaries, sold and shipped (in three separate shipments) certain products valued at €8,848 to a German subsidiary of Motorola for ultimate use by the United Nations Mission in Sudan. At the time of the orders we received written assurances from Motorola that its export of the products would be made in compliance with all U.S. export requirements, even though the export of the products was not subject to U.S. export controls. The Company reviewed this transaction at the time in accordance with its compliance policies to ensure the sale did not contravene U.S. law.

In these instances, the Company was aware of the ultimate destination of its products and took all necessary and appropriate steps to ensure that any reexport of the Company’s products was done in accordance with U.S. law. The Company’s customers may not always provide information about the ultimate destination of the products that the customer purchases, and the Company does not have control over the actions taken by its customers after it sells its products. However, the Company’s general terms and conditions for sales to customers require such customers to comply with all applicable U.S. economic sanctions and export controls.

Trademark Registrations

In connection with a business acquisition that closed in August 2015, the Company acquired two active trademark registrations in the Sudan. At the time of the acquisition we determined that the registrations were permitted to be renewed and maintained pursuant to a General License under section 538.514(a)(3) of the Sudanese Sanctions Regulations. We continue to maintain these two registrations.

2.	Please discuss the materiality of any contacts with Sudan you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

Response:

As you have requested, we have analyzed these contacts for materiality, and believe that the sales for use by the United Nations Mission in Sudan discussed above were immaterial both from a quantitative and qualitative perspective. Qualitatively, the sales fully complied with U.S. law, the resulting exports were made either pursuant to a valid U.S. export license or without the need for an export license, and the products at issue were ultimately delivered for use by the United Nations Mission. The transactions in no way involved the government of Sudan.

Cecilia Blye

US Securities and Exchange Commission

January 19, 2018

Quantitatively, the value of these transactions were immaterial. The 2014 transaction had no financial impact on the Company. The 2015 transactions in total represented approximately 0.0005% of the Company’s net sales for the year ended December 31, 2015. Taken together, the transactions represented less than 0.0002% of the Company’s net sales for the three complete fiscal years covered by our referenced Form 10-K.

We do not believe the noted trademark registrations are material to the company from a qualitative or quantitative perspective. Neither relates to a core brand of the Company, and in both cases the registrations are more than 20 years old. Our maintenance of the registrations fully complies with U.S. law.

Based on the foregoing, the Company believes that its contacts with Sudan described above were (i) in compliance with U.S. law and (ii) not qualitatively or quantitatively material to the Company, its financial condition or its results of operations, and, as a result, do not warrant any changes to the Company’s prior filings with the Commission.

***

The Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (828) 323-4926 or pleasant@commscope.com with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ William R. Pleasant, Jr.
William R. Pleasant, Jr. Deputy General Counsel

cc:

Marvin S. Edwards, Jr., President and Chief Executive Officer, CommScope Holding Company, Inc.

Frank B. Wyatt, II, Senior Vice President and General Counsel, CommScope Holding Company, Inc.

Pradip Bhaumik, Office of Global Security Risk, U.S. Securities and Exchange Commission